[Clifford Chance US LLP Letterhead]
June 26, 2009
by edgar submission
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 0610
Washington, D.C. 20549-0303

Re:	Cornerstone Therapeutics Inc. Revised Preliminary Proxy Statement filed June 12, 2009 File No. 000-50767
Dear Mr. Riedler:
On behalf of Cornerstone Therapeutics Inc., we are writing to respond to the comments contained in your letter dated June 15, 2009. For convenience, we have repeated your comments below and set forth the applicable response after each comment. Cornerstone has also filed revised proxy material through EDGAR today. The filing is marked to show changes from the version of the proxy material on which you provided comments.
The Proposals
COMMENT
1. You have combined a number of proposed revisions into five distinct proposals. The combination of revisions that require a simple majority with those requiring a super majority appear to create a super majority requirement for approval of these proposals. Please expand the discussion to indicate what, if anything, will happen in the event the respective proposals are not approved.
RESPONSE
      Cornerstone’s revised proxy statement filed on June 12, 2009 contains six distinct proposals (proposals 1 through 6) for amendments to Cornerstone’s certificate of incorporation (charter). Four of these proposals (proposals 1, 2, 3 and 5) either amend or delete a specific article of Cornerstone’s charter. Each of the articles proposed to be amended or deleted (Articles Sixth, Ninth, Tenth and Eleventh) presently contains the following identical provision: "[n]otwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least seventy-five percent (75%) of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article”. Because of these provisions, each of the charter amendments covered by proposals 1, 2, 3, and 5 requires supermajority stockholder approval. The other two charter amendment proposals (proposals 4 and 6) add new provisions to Cornerstone’s certificate of incorporation, are not subject to the supermajority amendment clauses described above and therefore require only the simple majority stockholder vote prescribed in the Delaware General Corporation Law. We believe the proxy statement accurately conveys this information, and accordingly no revision has been made in response to this part of your comment.
     Cornerstone has revised the proxy statement to describe the consequences of any proposed charter amendment not being approved by the requisite stockholder vote.
COMMENT
2. As previously requested, please revise the proxy card to enable shareholders to vote on each proposed revision separately, e.g. proposal 2(a), 2(b) etc. Although it may be possible to combine similar proposals together, you have chosen not to do so. For example, in proposal two you have combined elimination of a staggered board, elimination of procedural matters, and the grant of veto power to Chiesi in one proposal.
RESPONSE
     The proxy card filed today by Cornerstone reflects revisions that will enable shareholders to vote on each proposed revision separately. Cornerstone has also revised certain portions of the proxy statement to conform the presentation of the proposals in the proxy statement to the presentation of the proposals on the proxy card.
     Cornerstone has authorized us to confirm to you that (i) Cornerstone is responsible for the adequacy and accuracy of the disclosure in the enclosed filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) Cornerstone may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) Cornerstone has been advised that the Division of Enforcement has access to all information it provides to the staff in their review of its filing or in response to their comments on Cornerstone’s filing.
     If you have any comments or questions regarding the foregoing, or have additional questions or comments, please contact me at (212) 878-8281.
Sincerely,
/s/ John A. Healy
John A. Healy

cc:	John L. Krug David Price